EV Innovations, Inc.
4894 Lone Mountain #168
Las Vegas, NV  89130

January 25, 2010

Securities and Exchange Commission
Washington, D.C. 20549

RE:	EV Innovations, Inc. SEC Comment Letter dated January 11, 2010 Form 8-K Item 4.01 Filed January 8, 2010 File No. 000-33391

Dear Sir/Madam:

We are submitting herein the responses of EV Innovations, Inc. (the “Company”) to the comments set forth in your comment letter dated January 11, 2010 on the captioned filing under the Securities Exchange Act of 1934, as amended, and the telephone comment received from the staff on January 25, 2010.

The Company has filed an amended Current Report on Form 8-K (the “Amended Form 8-K”). The Amended Form 8-K contains revised disclosures as modifications for uncertainties as to going concern status in the reports of Wiener, Goodman & Company, P.C., and additional changes in the second paragraph in accordance with Items 304(a)(1)(iv) and 304(a)(1)(v) of Regulation S-K, in response to comment #1 in the Commission’s comment letter, and an updated Exhibit 16 letter, in response to comment #2 in such letter.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filing or in response to your comments on our filing.

Sincerely,

EV INNOVATIONS, INC.

By: /s/ Stacey Fling
Stacey Fling
Chief Executive Officer